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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                                Humatech, Inc.
________________________________________________________________________________
                               (Name of Issuer)


                          Common Stock, no par value
________________________________________________________________________________
                         (Title of Class of Securities)


                                  444886 10 5
        _______________________________________________________________
                                (CUSIP Number)

                               TAMARA R. WAGMAN
                           FREDERIC DORWART, LAWYERS
                                 Old City Hall
                            124 East Fourth Street
                             Tulsa, OK 74103-5010
                                (918) 583-0022
                          (918) 583-8251 (Facsimile)
________________________________________________________________________________
         (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               November 7, 2001
        _______________________________________________________________
                     (Date of Event which Requires Filing)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check this box [_].

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-----------------------
  CUSIP NO. 444886 10 5
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

      Medical Media Technologies L.L.C.  I.R.S. ID # 73-1609233
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2    (See instructions)                                        (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS (See instructions)
 4
      WC
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      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      State of Oklahoma
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                          SOLE VOTING POWER
                     7
     NUMBER OF            1,375,000 common
                          1,375,000 warrants immediately exercisable for one
      SHARES              share of common stock per warrant
                   -----------------------------------------------------------
   BENEFICIALLY           SHARED VOTING POWER
                     8
     OWNED BY             None

       EACH        -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
    REPORTING        9    1,375,000 common
                          1,375,000 warrants immediately exercisable for one
      PERSON              share of common stock per warrant
                   -----------------------------------------------------------
       WITH:              SHARED DISPOSITIVE POWER
                     10
                          None
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      1,375,000 common
      1,375,000 warrants immediately exercisable for one
      share of common stock per warrant
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (See instructions)
12
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      27.9%
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      TYPE OF REPORTING PERSON (See instructions)
14
      OO
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                                 SCHEDULE 13D

                 Filed by Medical Media Technologies, L.L.C.
                    In Connection with Transactions in the
                           Shares of Humatech, Inc.

ITEM 1. SECURITY AND ISSUER.

        This statement relates to the common stock (the "Common Stock"), no par value, of Humatech, Inc., an Illinois corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1718 Fry Road, Suite 450, Houston, Texas 77084.

ITEM 2. IDENTITY AND BACKGROUND.

        (1) Medical Media Technologies, L.L.C. is an Oklahoma limited liability company whose principle business is an investment company. The address of the principal business and principal office of Medical Media Technologies, L.L.C. is 2700 N. Hemlock Court, Suite 111-B, Broken Arrow, Oklahoma 74012-1157.

        (2) The managing and controlling member of Medical Media Technologies, L.L.C. is Dale Donaldson.

        (3) (a) Dale Donaldson

            (b) 2700 N. Hemlock Court, Suite 111-B
                Broken Arrow, Oklahoma 74012-1157

            (c) President, Taggart Investments, Inc.
                2700 N. Hemlock Court, Suite 111-B
                Broken Arrow, Oklahoma 74012-1157

            (d) No

            (e) No

            (f) United States of America

ITEM 3. SOURCE OR AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        Working Capital; $550,000

ITEM 4. PURPOSE OF TRANSACTION.

        The purpose of the transaction is for investment purposes.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        The number of shares of common stock of the Issuer, beneficially owned by Medical Media Technologies, LLC is 1,375,000. Medical Media Technologies, LLC is also the beneficial holder of 1,375,000 warrants which are immediately exercisable for one share of common stock per warrant.

ITEM 6. CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF ISSUER.

        (a) Mr. David Williams, Chief Executive Officer and majority owner of Humatech, Inc., has agreed in a letter agreement dated August 21, 2001 to vote or cause to be voted any common shares which are held of record or beneficially by him or as to which he has the power to vote, for the election of a director nominated by Medical Media Technologies, LLC, so long as Medical Media Technologies, LLC is a holder of at least ten percent (10%) of Humatech, Inc.'s common stock (including exercisable warrants).

        (b) Humatech, Inc. has granted to Medical Media Technologies, LLC, 1,375,000 warrants which may be immediately exercised to receive 1,375,000 shares of Humatech, Inc. common stock. The exercise price and terms of the warrants are further described in the warrant agreement which is an exhibit to the Stock Purchase Agreement and Investor Questionnaire which referenced herein as Exhibit B (the "Stock Purchase Agreement").

        (c) The Stock Purchase Agreement and Investor Questionnaire contains anti-dilution provisions which provide Medical Media Technologies, LLC the option to maintain its percentage of ownership as further described in the Stock Purchase Agreement and tag-along rights requiring that Humatech, Inc. take reasonably steps to ensure that the acquiring party in a change of control makes an offer to Medical Media Technologies, Inc. to acquire the common stock then owned by Medical Media Technologies, Inc. on the same terms as offered to other shareholders as further described in the Stock Purchase Agreement.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        (a) Letter Agreement dated August 21, 2001 between Mr. David Williams and Medical Media Technologies, LLC (filed herewith).

        (b) Stock Purchase Agreement and Investor Questionnaire dated September, 2001 between Humatech, Inc. and Medical Media Technologies, LLC (previously filed by Humatech, Inc. on Form 8-K on October 22, 2001, file number 0-28557, exhibit 10.1).

        (c) Warrant Agreement dated September, 2001 (previously filed by Humatech, Inc. on Form 8-K on October 22, 2001, file number 0-28557, exhibit 10.2)


                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Signed: /s/ Dale Donaldson
                                        --------------------------------
                                        Dale Donaldson

                                   EXHIBIT A

                                August 21, 2001

Medical Media Technologies, Inc.
Attn: Dale Donaldson

        RE: HUMATECH, INC. BOARD OF DIRECTORS

Ladies and Gentlemen:

        The undersigned, David Williams, hereby agrees that for so long as the purchaser (the "Purchaser") of Humatech, Inc. (the "Company") common stock under that certain Stock Purchase Agreement and Investor Questionnaire of even date herewith (the "Agreement") is a holder of at least ten percent (10%) of the Company's common stock (including exercisable warrants and options), and Purchaser elects to nominate one (1) individual to serve on the Company's Board of Directors, and said nominee has not been removed by the Company's Board of Director for "Cause", defined as the commission of a felony, the breach of a fiduciary duty owed to the Company, or the willful commission of a dishonest act affecting the Company, then Williams agrees to vote or cause to be voted any common shares which are held of record or beneficially by him or as to which he has the power to vote, for the election of the director nominated by Purchaser as provided in the Agreement. Williams further agrees not to vote or cause to be voted any of such common shares in favor of the removal of the director nominated by Purchaser unless Purchaser shall have agreed to such removal in writing or unless such removal shall be for Cause.

        Executed under penalty of perjury under the laws of the state of Texas this 21st day of August, 2001, at Houston, Texas.


                                        /s/ David Williams
                                        -----------------------------
                                        David Williams